

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2012

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Mark D. Ein
Chief Executive Officer
Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C. 20004

> **Re: Capitol Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed February 15, 2011**
> **File No. 333-172295**

Dear Mr. Ein:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

You may contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney Advisor

cc: David Alan Miller, Esq.
         Jeffrey M. Gallant, Esq.
         Graubard Miller
         The Chrysler Building
         405 Lexington Avenue
         New York, New York 10174

         Deanna L. Kirkpatrick, Esq.
         Davis Polk & Wardwell LLP
         450 Lexington Avenue
         New York, New York 10017